News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST ANNOUNCES

FORMATION OF INDEPENDENT COMMITTEES

CALGARY, December 5, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its Trustees have formed an independent committee to explore and make recommendations regarding strategic alternatives that may be available to the Trust to maximize value for its unitholders.

Fording (GP) ULC, a wholly owned subsidiary of the Trust, has concurrently formed an independent committee of its Board of Directors with a similar mandate.

The independent committees have been given a broad mandate to consider a wide range of alternatives including an acquisition of all of the Trust’s outstanding units by a third party, a sale of its assets, including its interest in the Elk Valley Coal Partnership, a combination, reorganization or similar form of transaction, or continuing with its current business plan.

The independent committees have been given the authority to discuss possible transactions with interested parties and to make recommendations in that regard to the Trustees and Directors.

RBC Capital Markets has been engaged by the independent committees to assist them in their review.

The Trustees and Board believe that this initiative is timely, particularly given the pending change in the taxable status of income trusts in 2011 and continuing consolidation in the trust sector as well as in the metals and mining sector.

Unitholders are cautioned that there can be no assurance that the independent committees will make any recommendation regarding a potential transaction or other strategic initiative and may recommend that no action be taken at this time. Further, in the event that the independent committees do make a recommendation to the Trustees and the Board, there can be no assurance that such recommendation will be implemented.

Fording anticipates it will make no further announcements regarding the strategic review unless and until the Trustees determine disclosure of a material change is required.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk

Catherine Hart

Director, Investor Relations

Senior Investor Relations Analyst

403-260-9823

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca